SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Corporation

Corporate Taxpayer ID (CNPJ/ME) No. 33.042.730/0001-04

Company Registry (NIRE) No. 35-3.0039609.0

NOTICE TO THE MARKET

Companhia Siderúrgica Nacional ("CSN" or the "Company") informs its shareholders and the market in general that yesterday it carried out a scheduled maintenance shutdown on its Blast Furnace 2 (BF#2) located at the Usina Presidente Vargas (UPV) in Volta Redonda-RJ. As announced in the CSN Day presentation published on December 11, 2024 in the category Notice to the Market, this mini-overhaul of BF#2 aims to modernize and extend the useful life of the asset, extending its operation by 8 years, without requiring additional costs and/or investments to the official projections already anticipated by the Company for this year. CSN also clarifies that the mini-overhaul is part of its maintenance program and has been duly planned so as not to affect the results of the Steel segment and its customers.

The Company will keep its shareholders and the market in general duly informed if there are any updates in this case.

São Paulo, January 20, 2025.

Antonio Marco Campos Rabello

Chief Financial and Investor Relations Officer

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 20, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.